Exhibit 99.1

Navios Maritime Holdings Inc. Obtains $70 Million Secured Loan

MONACO, Sept. 19, 2016 — Navios Maritime Holdings Inc. (“Navios Holdings” or the “Company”) (NYSE:NM) announced today that it entered into a $70.0 million secured loan facility (the “Loan Facility”) maturing in November 2018. The Loan Facility provides the Company with additional financial flexibility for working capital including the repurchase of debt and/or equity securities.

The Loan facility bears interest of 8.75%, compounded semi-annually, and is secured by (1) all of the Company’s interest in Navios Maritime Acquisition Corporation, composed of 65,301,220 shares of common stock and 1,000 preferred shares (convertible into 7,676,000 shares of common stock), and (2) 78.5% of the Company’s interest in Navios South American Logistics Inc, composed of 10,021 shares. Interest shall accrue and be payable upon the maturity of the loan.

A 1% fee was payable on the closing.

About Navios Maritime Holdings Inc.

Navios Maritime Holdings Inc. (NYSE:NM) is a global, vertically integrated seaborne shipping and logistics company focused on the transport and transshipment of drybulk commodities including iron ore, coal and grain. For more information about Navios Holdings please visit our website: www.navios.com.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and expectations including with respect to the Company’s ability to stay in compliance with the NYSE’s continued listing standards. Although Navios Holdings believes that the expectations reflected in such forward-looking statements are reasonable at the time made, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Navios Holdings. Actual results may differ materially from those expressed or implied by such forward-looking statements. Navios Holdings expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Navios Holdings’ expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Contact:

Navios Maritime Holdings Inc.

+1.212.906.8643

investors@navios.com